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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                               CERES GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  156772 10 5
                        ------------------------------
                                (CUSIP Number)

                                 July 26, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 156722 10 5
           ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Unitrin, Inc.
      95-4255452
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,188,000*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,188,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,188,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.36%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      HC, CO

------------------------------------------------------------------------------
                          *See Item 4 of this filing.

  CUSIP NO. 156772 10 5
           ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      United Insurance Company of America
      36-1896670
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,188,000*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,188,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,188,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.36%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IC, CO

------------------------------------------------------------------------------
                          *See Item 4 of this filing.

Item 1.

     (a) Name of Issuer: Ceres Group, Inc.

     (b) Address of Issuer's Principal Executive Offices:

           17800 Royalton Road
           Cleveland, Ohio 44136

Item 2.

     (a) - (c) Name, Principal Business Address and Citizenship of Persons
               Filing:

               (1) Unitrin, Inc.
                   One East Wacker Drive
                   Chicago, Illinois 60601
                   Citizenship: Delaware

               (2) United Insurance Company of America
                   One East Wacker Drive
                   Chicago, Illinois 60601
                   Citizenship: Illinois

     (d) Title and Class of Securities: Common Stock

     (e) CUSIP Number: 156772105

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     (a) - (c) Amount beneficially owned, percent of class and number of shares as to which the person has:

     The information in Items 1 and 5 through 11 on the cover pages to this
Schedule 13G are hereby incorporated by reference.

     Unitrin, Inc. ("Unitrin") is a corporation whose principal activity is holding the stock of insurance and consumer finance subsidiaries. United Insurance Company of America ("United") is a corporation primarily engaged in the business of writing life and health insurance. United is a wholly owned subsidiary of Unitrin.

     On July 26, 2000, United completed the sale of its wholly owned subsidiary, The Pyramid Life Insurance Company ("Pyramid"), to Ceres Group, Inc. ("Ceres"). The consideration paid by Ceres to United in exchange for Ceres' acquisition of Pyramid consisted of (i) a cash payment of $35 million, plus (ii) 75,000 shares of Ceres convertible voting preferred stock, $0.001 par value (the "Voting Preferred Stock"). The Voting Preferred Stock may be converted at any time into Ceres common stock at United's option. Under its terms, the Voting Preferred Stock must be converted into Ceres common stock no later than July 26, 2003.

     As a holder of the Voting Preferred Stock, United is entitled to vote on all matters presented for a vote of the stockholders of Ceres, including the election of directors. The number of votes afforded by the Voting Preferred Stock is equal to the number of common shares into which the Voting Preferred Stock may be converted. At present, the Voting Preferred Stock may be converted into approximately 1,188,000 shares of the common stock of Ceres. Based upon the number of outstanding shares of Ceres common stock, and outstanding securities presently convertible into such common stock, as reported by Ceres in its recent filings with the Securities and Exchange Commission, such 1,188,000 shares would represent approximately 6.36% of the total amount of Ceres outstanding common stock.

     As United's parent company, Unitrin may also be deemed to be a beneficial owner of the Ceres common stock into which the Voting Preferred Stock beneficially owned by United may be converted. United and Unitrin share voting and dispositive powers over the shares reported by them in this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

     The information set forth in Item 4 above is hereby incorporated by reference.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Exhibit A attached to this Schedule 13G states the identification of United.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of a Group.

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      August 4, 2000
                                             ----------------------------------
                                                           Date


                                             UNITRIN, INC.

                                             By: /s/ Scott Renwick
                                             Scott Renwick
                                             Secretary



                                             UNITED INSURANCE COMPANY OF AMERICA

                                             By: /s/ Charles L. Wood
                                             Charles L. Wood
                                             Vice President



                                             ----------------------------------
                                                         Signature


                                             ----------------------------------
                                                         Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       Exhibit A

     United Insurance Company of America, an Illinois corporation, is a wholly owned subsidiary of Unitrin, Inc.